Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2018 and 2017

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2018 (Unaudited)		December 31, 2017 (Audited)		September 30, 2017 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$20,325	4	$28,825	7	$25,466	6
Financial assets at fair value through profit or loss	196	—	—	—	2	—
Hedging derivative financial assets	—	—	—	—	1	—
Hedging financial assets	—	—	—	—	—	—
Contract assets	5,079	1	—	—	—	—
Trade notes and accounts receivable, net	29,222	6	31,941	7	29,833	7
Receivables from related parties	31	—	49	—	41	—
Inventories	14,012	3	8,840	2	9,041	2
Prepayments	5,069	1	2,188	—	5,143	1
Other current monetary assets	6,359	2	5,308	1	5,447	1
Other current assets	3,056	1	2,183	—	2,745	—

Total current assets	83,349	18	79,334	17	77,719	17

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income	6,999	2	—	—	—	—
Available-for-sale financial assets	—	—	5,751	1	5,274	1
Investments accounted for using equity method	2,451	1	2,326	1	2,340	1
Contract assets	2,314	—	—	—	—	—
Property, plant and equipment	286,886	63	288,708	64	283,501	65
Investment properties	8,038	2	8,048	2	8,094	2
Intangible assets	51,753	11	54,883	12	44,792	10
Deferred income tax assets	3,284	1	2,730	1	2,373	1
Incremental costs of obtaining contracts	1,588	—	—	—	—	—
Net defined benefit assets	1,069	—	13	—	958	—
Prepayments	3,287	1	3,573	1	3,614	1
Other noncurrent assets	5,234	1	5,536	1	6,048	2

Total noncurrent assets	372,903	82	371,568	83	356,994	83

TOTAL	$456,252	100	$450,902	100	$434,713	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$120	—	$70	—	$423	—
Financial liabilities at fair value through profit or loss	1	—	1	—	—	—
Hedging derivative financial liabilities	—	—	1	—	—	—
Contract liabilities	10,393	2	—	—	—	—
Trade notes and accounts payable	20,546	5	19,396	4	17,643	4
Payables to related parties	544	—	684	—	586	—
Current tax liabilities	8,048	2	8,674	2	6,090	2
Other payables	20,888	5	25,001	6	20,332	5
Provisions	105	—	189	—	146	—
Advance receipts	—	—	8,842	2	9,171	2
Current portion of long-term loans	—	—	—	—	1,600	—
Other current liabilities	1,322	—	1,081	—	1,214	—

Total current liabilities	61,967	14	63,939	14	57,205	13

NONCURRENT LIABILITIES
Contract liabilities	2,560	1	—	—	—	—
Long-term loans	1,600	—	1,600	—	—	—
Deferred income tax liabilities	2,011	—	1,430	—	1,446	—
Provisions	75	—	78	—	68	—
Customers’ deposits	4,664	1	4,671	1	4,548	1
Net defined benefit liabilities	2,086	—	2,704	1	1,567	—
Deferred revenue	—	—	3,612	1	3,612	1
Other noncurrent liabilities	4,539	1	3,458	1	3,548	1

Total noncurrent liabilities	17,535	3	17,553	4	14,789	3

Total liabilities	79,502	17	81,492	18	71,994	16

(Continued)

	September 30, 2018 (Unaudited)		December 31, 2017 (Audited)		September 30, 2017 (Unaudited)
	Amount	%	Amount	%	Amount	%
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	18

Additional paid-in capital	149,762	33	148,091	33	148,071	34

Retained earnings
Legal reserve	77,574	17	77,574	17	77,574	18
Special reserve	2,676	1	2,681	1	2,681	1
Unappropriated earnings	59,574	13	54,633	12	48,353	11

Total retained earnings	139,824	31	134,888	30	128,608	30

Other adjustments	(56)	—	383	—	351	—

Total equity attributable to stockholders of the parent	367,104	81	360,936	80	354,604	82
NONCONTROLLING INTERESTS	9,646	2	8,474	2	8,115	2

Total equity	376,750	83	369,410	82	362,719	84

TOTAL	$456,252	100	$450,902	100	$434,713	100

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2018		2017		2018		2017
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$52,705	100	$56,424	100	$159,996	100	$166,629	100
OPERATING COSTS	34,432	65	35,655	63	102,075	64	105,354	63

GROSS PROFIT	18,273	35	20,769	37	57,921	36	61,275	37

OPERATING EXPENSES
Marketing	5,653	11	6,270	11	17,261	10	18,705	11
General and administrative	1,089	2	1,121	2	3,448	2	3,443	2
Research and development	951	2	946	2	2,786	2	2,825	2
Expected credit loss	156	—	—	—	924	1	—	—

Total operating expenses	7,849	15	8,337	15	24,419	15	24,973	15

OTHER INCOME AND EXPENSES	(8)	—	(16)	—	(89)	—	(33)	—

INCOME FROM OPERATIONS	10,416	20	12,416	22	33,413	21	36,269	22

NON-OPERATING INCOME AND EXPENSES
Interest income	46	—	52	—	144	—	159	—
Other income	269	1	130	—	626	—	634	—
Other gains and losses	(3)	—	(85)	—	(24)	—	(85)	—
Interest expenses	(4)	—	(5)	—	(13)	—	(16)	—
Share of profits of associates and joint ventures accounted for using equity method	134	—	72	—	341	—	312	—

Total non-operating income and expenses	442	1	164	—	1,074	—	1,004	—

INCOME BEFORE INCOME TAX	10,858	21	12,580	22	34,487	21	37,273	22
INCOME TAX EXPENSE	2,580	5	3,165	5	4,173	2	5,279	3

NET INCOME	8,278	16	9,415	17	30,314	19	31,994	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(137)	—	—	—	(824)	—	—	—
Gain or loss on hedging instruments subject to basis adjustment	—	—	—	—	1	—	—	—
Income tax benefit relating to items that will not be reclassified to profit or loss	—	—	—	—	207	—	—	—

	(137)	—	—	—	(616)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(16)	—	11	—	51	—	(175)	—
Unrealized gain or loss on available-for-sale financial assets	—	—	544	1	—	—	515	—
Cash flow hedges	—	—	(1)	—	—	—	1	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2018		2017		2018		2017
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	$2	—	$—	—	$4	—	$(3)	—
Income tax benefit relating to items that may be reclassified subsequently to profit or loss	—	—	—	—	—	—	2	—

	(14)	—	554	1	55	—	340	—

Total other comprehensive income (loss), net of income tax	(151)	—	554	1	(561)	—	340	—

TOTAL COMPREHENSIVE INCOME	$8,127	16	$9,969	18	$29,753	19	$32,334	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,071	15	$9,105	16	$29,542	19	$31,037	19
Noncontrolling interests	207	1	310	1	772	—	957	—

	$8,278	16	$9,415	17	$30,314	19	$31,994	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,935	15	$9,653	17	$28,984	19	$31,393	19
Noncontrolling interests	192	1	316	1	769	—	941	—

	$8,127	16	$9,969	18	$29,753	19	$32,334	19

EARNINGS PER SHARE
Basic	$1.04		$1.17		$3.81		$4.00

Diluted	$1.04		$1.17		$3.80		$4.00

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences	Unrealized Gain	Unrealized
			Retained Earnings				Arising from the	or Loss on	Gain or Loss				Total Equity
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	Available-for -sale Financial Assets	on Financial Assets at FVOCI	Cash Flow Hedges	Gain or Loss on Hedging Instruments	Total Other Adjustments	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2017	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$—	$—	$(5)	$360,656	$6,272	$366,928
Appropriation of 2016 earnings
Provision for special reserve	—	—	—	5	(5)	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(38,336)	(38,336)	—	—	—	—	—	—	(38,336)	—	(38,336)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(942)	(942)
Partial disposal of interests in subsidiaries	—	77	—	—	—	—	—	—	—	—	—	—	77	29	106
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	803	—	—	—	—	—	—	—	—	—	—	803	1,754	2,557
Net income for the nine months ended September 30, 2017	—	—	—	—	31,037	31,037	—	—	—	—	—	—	31,037	957	31,994
Other comprehensive income (loss) for the nine months ended September 30, 2017	—	—	—	—	—	—	(163)	518	—	1	—	356	356	(16)	340

Total comprehensive income (loss) for the nine months ended September 30, 2017	—	—	—	—	31,037	31,037	(163)	518	—	1	—	356	31,393	941	32,334

(Continued)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences	Unrealized Gain	Unrealized
			Retained Earnings				Arising from the	or Loss on	Gain or Loss				Total Equity
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	Available-for -sale Financial Assets	on Financial Assets at FVOCI	Cash Flow Hedges	Gain or Loss on Hedging Instruments	Total Other Adjustments	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
Share-based payment transactions of subsidiaries	—	2	—	—	—	—	—	—	—	—	—	—	2	16	18
Net increase in noncontrolling interests	—	9	—	—	—	—	—	—	—	—	—	—	9	45	54

BALANCE, SEPTEMBER 30, 2017	$77,574	$148,071	$77,574	$2,681	$48,353	$128,608	$(117)	$467	$—	$1	$—	$351	$354,604	$8,115	$362,719

BALANCE, JANUARY 1, 2018	$77,574	$148,091	$77,574	$2,681	$54,633	$134,888	$(174)	$558	$—	$(1)	$—	$383	$360,936	$8,474	$369,410
Effect of retrospective application (Note 2)	—	—	—	—	12,393	12,393	—	(558)	883	1	(1)	325	12,718	(4)	12,714

BALANCE, JANUARY 1, 2018 AS ADUJUSTED	77,574	148,091	77,574	2,681	67,026	147,281	(174)	—	883	—	(1)	708	373,654	8,470	382,124
Appropriation of 2017 earnings
Reversal of special reserve	—	—	—	(5)	5	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,205)	(37,205)	—	—	—	—	—	—	(37,205)	—	(37,205)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(958)	(958)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	—	—	2	—	2
Partial disposal of interests in subsidiaries	—	826	—	—	—	—	—	—	—	—	—	—	826	349	1,175
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	777	—	—	—	—	—	—	—	—	—	—	777	700	1,477

(Continued)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences	Unrealized Gain	Unrealized
			Retained Earnings				Arising from the	or Loss on	Gain or Loss				Total Equity
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	Available-for -sale Financial Assets	on Financial Assets at FVOCI	Cash Flow Hedges	Gain or Loss on Hedging Instruments	Total Other Adjustments	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
Net income for the nine months ended September 30, 2018	—	—	—	—	29,542	29,542	—	—	—	—	—	—	29,542	772	30,314
Other comprehensive income (loss) for the nine months ended September 30, 2018	—	—	—	—	206	206	61	—	(826)	—	1	(764)	(558)	(3)	(561)

Total comprehensive income (loss) for the nine months ended September 30, 2018	—	—	—	—	29,748	29,748	61	—	(826)	—	1	(764)	28,984	769	29,753

Share-based payment transactions of subsidiaries	—	12	—	—	—	—	—	—	—	—	—	—	12	38	50
Net increase in noncontrolling interests	—	54	—	—	—	—	—	—	—	—	—	—	54	278	332

BALANCE, SEPTEMBER 30, 2018	$77,574	$149,762	$77,574	$2,676	$59,574	$139,824	$(113)	$—	$57	$—	$—	$(56)	$367,104	$9,646	$376,750

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$34,487	$37,273
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	20,614	21,225
Amortization	3,282	2,688
Amortization of incremental costs of obtaining contracts	1,519	—
Expected credit loss	924	—
Provision for doubtful accounts	—	462
Interest expenses	13	16
Interest income	(144)	(159)
Dividend income	(396)	(328)
Compensation cost of share-based payment transactions	17	18
Share of profits of associates and joint ventures accounted for using equity method	(341)	(312)
Loss on disposal of property, plant and equipment	38	33
Gain on disposal of financial instruments	(6)	(3)
Loss on disposal of investments accounted for using equity method	—	—
Provision for inventory and obsolescence	123	23
Impairment loss on intangible assets	51	—
Valuation gain on financial assets and liabilities at fair value through profit or loss, net	(5)	(3)
Loss (gain) on foreign exchange, net	(3)	74
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	—
Financial assets mandatorily measured at fair value through profit or loss	(133)	—
Contract assets	2,570	—
Trade notes and accounts receivable	1,945	1,004
Receivables from related parties	18	(27)
Inventories	(5,428)	(1,642)
Prepayments	(2,602)	(2,538)
Other current monetary assets	(238)	(394)
Other current assets	(741)	(623)
Incremental cost of obtaining contracts	(633)	—
Increase (decrease) in:
Contract liabilities	2,322	—
Trade notes and accounts payable	1,150	(1,166)
Payables to related parties	(140)	(176)
Other payables	(3,541)	(3,420)
Provisions	—	30
Advance receipts	—	(310)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2018	2017
Other operating liabilities	$(38)	$(78)
Deferred revenue	—	65
Net defined benefit plans	(1,674)	(10)

Cash generated from operations	53,010	51,722
Interest paid	(13)	(16)
Income tax paid	(6,790)	(5,777)

Net cash provided by operating activities	46,207	45,929

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	(290)	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	4	—
Proceeds from disposal of available-for-sale financial assets	—	7
Proceeds from capital reduction of available-for-sale financial assets	—	1
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(6,020)	(5,636)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,262	5,334
Proceeds from disposal of held-to-maturity financial assets	—	2,140
Proceeds from disposal of investments accounted for using equity method	3	—
Proceeds from capital reduction of investments accounted for using equity method	19	—
Acquisition of property, plant and equipment	(19,347)	(16,591)
Proceeds from disposal of property, plant and equipment	33	149
Acquisition of intangible assets	(203)	(127)
Acquisition of investment properties	(6)	—
Decrease (increase) in other noncurrent assets	1	(1,258)
Interest received	148	186
Cash dividends received	600	626

Net cash used in investing activities	(19,796)	(15,169)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	260	5,352
Repayment of short-term loans	(210)	(5,067)
Decrease in customers’ deposits	(8)	(100)
Increase (decrease) in other noncurrent liabilities	217	(35)
Cash dividends	(37,205)	(38,336)
Partial disposal of interests in subsidiaries without losing control	1,174	106

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2018	2017
Cash dividends distributed to noncontrolling interests	$(958)	$(942)
Change in other noncontrolling interests	1,842	2,611
Unclaimed dividend	2	—

Net cash used in financing activities	(34,886)	(36,411)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(25)	17

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,500)	(5,634)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	28,825	31,100

CASH AND CASH EQUIVALENTS, END OF PERIOD	$20,325	$25,466

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2018 and 2017

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

1.	STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2018 and 2017, the related consolidated statements of comprehensive income for the three months ended September 30, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2018 and 2017 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.

2.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Except for the effect of application of IFRS 9 and IFRS 15 discussed below, the application of other new, revised or amended standards and interpretations effective from January 1, 2018 does not have material impact on the Company’s consolidated financial statements.

a.	IFRS 9 “Financial Instruments” and related amendment

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively on January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized on or before December 31, 2017.

Classification, measurement and impairment of financial assets and liabilities

On the basis of the facts and circumstances that existed on January 1, 2018, the Company performed an assessment of the classifications of financial assets and liabilities and elected not to restate the comparative figures.

The following table shows the original measurement categories and carrying amounts under IAS 39 and the new measurement categories and carrying amounts under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

	Measurement category		Carrying amount
	IAS 39	IFRS 9	IAS 39	IFRS 9	Note
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$28,825	$28,825	1)
Equity securities	Available-for-sale	Fair value through profit and loss (FVTPL)	54	54	2)
	Available-for-sale	Fair value through other comprehensive income (FVOCI) - equity investments	$5,697	$7,539	2)
Trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits	Loans and receivables	Amortized cost	40,158	40,158	1)
Financial Liabilities
Short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposit and loan-term loans	Amortized cost	Amortized cost	39,725	39,725
Derivatives	Held-for-trading	FVTPL	1	1
	Hedging derivative financial liabilities	Hedging financial liabilities	1	1	3)

	IAS 39 Carrying Amount January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount January 1, 2018	Retained Earnings effect on January 1, 2018	Other adjustment effect on January 1, 2018	Non- controlling interests effect on January 1, 2018	Note
Financial assets measured at FVTPL	$—	$—	$—	$—	$—	$—	$—
Add: reclassification from available for sale (IAS 39) - mandatory reclassification	—	54	—	54	6	(6)	—	2)

	—	54	—	54	6	(6)	—

Financial liabilities measured at FVTPL	(1)	—	—	(1)	—	—	—

Financial assets measured at FVOCI- equity investments	—	—	—	—	—	—	—
Add: reclassification from available for sale (IAS 39)—designated at January 1, 2018	—	5,697	1,842	7,539	1,516	327	(1)	2)

	—	5,697	1,842	7,539	1,516	327	(1)

Financial assets measured at Amortized cost	—	—	—	—	—	—	—
Add: reclassification from loans and receivables (IAS 39)	—	68,983	—	68,983	—	—	—	1)

	—	68,983	—	68,983	—	—	—

Financial liabilities measured at amortized cost	—	—	—	—	—	—	—
Add: reclassification from amortized cost (IAS 39)	—	(39,725)	—	(39,725)	—	—	—

	—	(39,725)	—	(39,725)	—	—	—

Hedging financial liabilities	—	—	—	—	—	—	—
Add: reclassification from Hedging derivative instrument (IAS 39)	—	(1)	—	(1)	—	—	—	3)

	—	(1)	—	(1)	—	—	—

Total	$(1)	$35,008	$1,842	$36,849	$1,522	$321	$(1)

1)

Cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposit that were classified as loans and receivables under IAS 39 are now classified as financial assets measured at amortized cost with assessment of expected credit loss.

2)

The Company elected to reclassify equity securities originally classified as available-for-sale under IAS 39 to FVTPL and designated at FVOCI in accordance with IFRS 9. As a result, the related other equity—unrealized gain or loss on available-for-sale financial assets was reclassified $6 million to retained earnings and $556 million to other equity—unrealized gain or loss on financial assets at FVOCI.

Equity investments in non-listed stocks previously carried at cost under IAS 39 are designated as FVOCI and remeasured at fair values. As a result, financial assets at FVOCI and other equity—unrealized gain or loss on financial assets at FVOCI were increased by $1,842 million and $1,843 million, respectively, and noncontrolling interests was decreased by $1 million.

The Company recognized impairment loss on certain investments in equity securities previously classified as available-for-sale and measured at cost and the loss was accumulated in retained earnings under IAS 39. Since those investments were designated as financial assets measured at FVOCI under IFRS 9 and no impairment assessment is required, an adjustment was made that resulted in a decrease of $1,516 million in other equity—unrealized gain or loss on financial assets at FVOCI and an increase of the $1,516 million in retained earnings on January 1, 2018.

3)

Due to the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, all derivative and non-derivative financial assets and financial liabilities which were designated as hedging instruments are presented as hedging financial assets and hedging financial liabilities for starting from January 1, 2018.

As the Company expects there is no tax obligation upon the disposal of the available-for-sale financial assets, the deferred income tax liabilities was decreased by $1 million, unrealized gain or loss on available-for-sale financial assets was increased by $4 million and noncontrolling interests was decreased by of $3 million, respectively.

b.	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15 and related amendments, the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements is allocated based on each performance obligation’s relative stand-alone selling price. The amount of sales revenue recognized for products is no longer limited to the amount paid by the customer for the products. This will not change the total revenue recognized, but will change the timing of revenue recognition. The Company may recognize more revenue at the beginning of the contract period (i.e., at the time of sale of products), and revenue recognized for telecommunications service in the subsequent contract periods will decrease.

Incremental costs of obtaining contracts will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Before the application of IFRS 15, the relevant expenditures were recognized as expenses.

IFRS 15 and its related amendments require that when another party is involved in providing goods or services to a customer, the Company is a principal if it controls the specified good or service before that good or service is transferred to a customer. Before the application of IFRS 15, the Company determines whether it is a principal or an agent based on its exposure to the significant risks and rewards associated with the sale of goods or the rendering of services.

Under IFRS 15, the net effect of revenue recognizes, consideration received and receivable is recognized as a contract asset or a contract liability. Before the application of IFRS 15, receivable is recognized or advance receipts and deferred revenue was reduced when revenue was recognized for the contract under IAS 18.

Under IFRS 15, the Company recognized a trade-in liability (other current liabilities) and a right to recover a product (other current assets) when recognizing revenue for the sale with a trade-in right. Before the application of IFRS 15, trade-in right provisions and inventories were recognized when recognizing revenue.

The Company elected to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and recognized the cumulative effect of the change in the retained earnings on January 1, 2018.

Impact on items of assets, liabilities and equity

	Carrying amounts before retrospective adjustments as of January 1, 2018	Adjustments Arising from Initial Application	Carrying amounts after retrospective adjustments as of January 1, 2018
Contract assets—current	$—	$6,065	$6,065

Trade notes and accounts receivable, net	$31,941	(118)	$31,823

Inventories	$8,840	(132)	$8,708

Prepayments—current	$2,188	(7)	$2,181

Other current assets	$2,183	132	$2,315

Contract assets—noncurrent	$—	3,917	$3,917

Incremental costs of obtaining contracts	$—	2,474	$2,474

Total effect on assets		$12,331

Contract liabilities—current	$—	$8,004	$8,004

Current tax liabilities	$8,674	2,227	$10,901

Provisions - current	$189	(88)	$101

Advance receipts	$8,842	(8,842)	$—

Other current liabilities	$1,081	72	$1,153

Contract liabilities—noncurrent	$—	2,626	$2,626

Deferred revenue	$3,612	(3,612)	$—

Other noncurrent liabilities	$3,458	1,072	$4,530

Total effect on liabilities		$1,459

Total effect on equity (unappropriated earnings)	$54,633	$10,872	$65,505

The following table shows the increase (decrease) in assets, liabilities and equity resulting from the application of IFRS 15 on the balance sheet date.

September 30, 2018
Contract assets — current	$5,079
Trade notes and accounts receivable, net	(110)
Inventories	(82)
Prepayments — current	(11)
Other current assets	81
Contract assets — noncurrent	2,314
Incremental costs of obtaining contracts	1,588

Assets	$8,859

Contract liabilities—current	$10,393
Current tax liabilities	1,482
Provisions - current	(54)
Advance receipts	(10,925)
Other current liabilities	248
Contract liabilities—noncurrent	2,560
Deferred revenue	(3,614)
Other noncurrent liabilities	1,083

Liabilities	$1,173

Equity (unappropriated earnings)	$7,686

Impact on items of statement of comprehensive income for the periods

The following table shows the increase (decrease) in net income resulting from the application of IFRS 15.

	Three months ended September 30, 2018	Nine months ended September 30, 2018
Revenues	$(514)	$(3,021)
Operating costs	408	1,313
Operating expenses	(134)	(404)

Income from operations	(788)	(3,930)
Income tax expense	(150)	(744)

Net income	$(638)	$(3,186)

Decrease in net income attributable to:
Stockholders of the parent	$(638)	$(3,186)
Noncontrolling interests	—	—

	$(638)	$(3,186)

Impact on earnings per share:
Basic earnings per share	$(0.08)	$(0.41)

Diluted earnings per share	$(0.08)	$(0.41)